December 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Russell Mancuso and Mr. Brian Soares

Re:                             CombiMatrix Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed December 9, 2013
File No. 333-191211

Dear Mr. Mancuso and Mr. Soares:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 11, 2013 (the “SEC Comment Letter”) regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) filed by CombiMatrix Corporation (the “Company”).  Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 6 to the Registration Statement (the “Amendment”).  To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from Amendment No. 4 to the Registration Statement which was filed with the Commission on December 9, 2013.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the filing of the Registration Statement.  The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of the Amendment.  Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

Fee Table

Comment No. 1:

1.                                      Please revise your fee table and throughout your prospectus to allocate the offering price between the preferred stock and warrants as indicated in section 2.1(b) of exhibit 1.1.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

December 12, 2013

Response to Comment No. 1:

The Company notes the Staff’s Comment, and has deleted the referenced language from Section 2.1(b) of Exhibit 1.1.

Exhibit 1.1

Comment No. 2:

2.                                      Please file the exhibits missing from exhibit 1.1.

Response to Comment No. 2:

The Company notes the Staff’s Comment, and has amended Exhibit 1.1 to the Registration Statement to include the exhibit now referenced therein.

Exhibit 4.3

Comment No. 3:

3.                                      Refer to the terms after the first sentence of section 5(e) of this exhibit. Please provide us your analysis of how those terms are consistent with Section 14 of the Securities Act; cite all authority on which you rely. Also tell us where you explain these provisions in your prospectus.

Response to Comment No. 3:

The Company notes the Staff’s Comment, and has deleted the referenced language from Section 5(e) of Exhibit 4.3.  In addition, the Company has amended the Registration Statement on page 48 to disclose the remaining provisions of Section 5(e) of Exhibit 4.3.

*   *   *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

December 12, 2013

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/ SCOTT R. BURELL

Scott R. Burell
Chief Financial Officer

cc:                                Parker Schweich, Esq.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com